Exhibit 99.1

David Matheson Appointed CFO, Dejour Energy Inc.

30 Year Industry Veteran to Augment Senior Management Team

Denver, Colorado, January 28, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, is pleased to announce that David Matheson has joined the Company as CFO, effective February 1, 2013.

Mr. Matheson possesses an extensive 30-year oil and gas executive background with an emphasis on both management and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company. Equatorial developed from a “start-up” to a TSX listed company with a market capitalization in excess of $400 million and was later sold to Resolute Energy of Calgary, Canada. In addition, Mr. Matheson was the founder, President and CEO of Java Petroleum Corporation, a private E&P company with operations exclusively in the Western Canadian Sedimentary Basin. Java was subsequently acquired by TSX listed Southern Pacific Resources Ltd.

Mr. Matheson graduated from the University of British Columbia and was admitted to the Institutes of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.

Mr. Matheson replaces Mr. Mathew Wong, who is pursuing other career goals, having done an exceptional job as CFO of Dejour since its ‘start-up’ reactivation in late 2004.

“We are very pleased to retain David Matheson as Dejour’s CFO at this pivotal time in the Company’s development. He brings a wealth of knowledge, industry experience, communication skills and contacts to the Company. We have enjoyed significant business successes together in the past. With the commencement of U.S. production and the further advancement of other core projects, David will be integral in building the capital base to realize full value of the Company’s expanding property portfolio. Of note, I personally thank Mathew Wong for his dedicated service as an important part of the Dejour team and wish him every success going forward,” says Robert Hodgkinson, Dejour Co-Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 129,000 net acres) and Peace River Arch regions (approximately 8,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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